UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                                  MIH Limited
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Class A Ordinary Shares (no par value)
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G6116R10
                 --------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


                               Page 1 of 4 pages

-----------------------
  CUSIP NO.  G6116R10                       13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MIH Limited Share Trust
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Island of Jersey
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            2,344,415

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             2,344,415

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,344,415
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [ ]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.6%*
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         EP
------------------------------------------------------------------------------

         * Based on 27,375,456 Class A Ordinary Shares of MIH Limited outstanding as of January 3, 2001.


                               Page 2 of 4 pages

Item 1(a).     Name of Issuer:

               MIH Limited

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Abbot Building
               Mount Street
               Tortola
               Road Town
               British Virgin Islands

Item 2(a).     Name of Person Filing:

               MIH Limited Share Trust

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               c/o Royal Bank of Canada Trustees Limited
               Le Gallais Chambers
               54 Bath Street
               St. Helier
               Jersey
               Channel Islands
               JE4 8YD

Item 2(c).     Citizenship:

               Island of Jersey

Item 2(d).     Title of Class of Securities:

               Class A Ordinary Shares, no par value

Item 2(e).     CUSIP Number:

               G6116R10

Item 3.        Not applicable.  This Schedule 13G is filed pursuant to Rule
                 13d-1(c).

Item 4.        Ownership.

       (a).    Amount beneficially owned:

               See the responses to Item 9 on the attached cover pages.

       (b).    Percent of class:

               See the responses to Item 11 on the attached cover pages.

       (c).    Number of shares as to which such person has:

                (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                (iii).  Sole power to dispose or to direct the disposition of:
                        See the responses to Item 7 on the attached cover pages.

                (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.


Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable

                               Page 3 of 4 pages

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   /s/ P. Huddlestone

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2001



                                      MIH LIMITED SHARE TRUST

                                      by /s/ P. Huddlestone
                                         -----------------------------
                                         Name:  P. Huddlestone
                                         Title: Director of Royal Bank of
                                                Canada Trustees Limited,
                                                Trustees of MIH Limited
                                                Share Trust


                               Page 4 of 4 pages